Volaris Reports September 2026 Traffic Results:

Load Factor of 84%

Mexico City, Mexico, October 6, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its September 2026 preliminary traffic results.

In September, Volaris’ ASM capacity increased 1.9%, while RPMs for the month grew 3.1%. Mexican domestic RPMs decreased by 3.8%, while international RPMs increased 14.2%. Consolidated load factor increased 1.0 percentage points year-over-year to 84.4%. During the month, Volaris transported 2.5 million passengers.

For the third quarter, Volaris’ ASM capacity increased 11.1%, with Mexican domestic capacity increasing 11.0% and international capacity increasing 11.2%. Consolidated load factor increased by 1.3 percentage points to 85.7%.

Enrique Beltranena, Volaris’ President and CEO, said: “September marked the end of a third quarter in which we executed diligently against our plan. As anticipated, we meaningfully moderated capacity growth during the month, down 22% from the summer high season. Our disciplined approach supported both load factors and unit revenues in an elevated fuel environment, with both markets performing at the upper end of their historical ranges for the month.”

	September 2026	September 2025	Variance	YTD September 2026	YTD September 2025	Variance
RPMs (million, scheduled & charter)
Domestic	1,366	1,420	(3.8%)	14,097	13,853	1.8%
International	1,010	884	14.2%	9,813	8,581	14.4%
Total	2,375	2,304	3.1%	23,910	22,434	6.6%
ASMs (million, scheduled & charter)
Domestic	1,548	1,599	(3.2%)	15,910	15,621	1.9%
International	1,266	1,163	8.8%	12,160	11,069	9.9%
Total	2,814	2,762	1.9%	28,071	26,689	5.2%
Load Factor (%, RPMs/ASMs)
Domestic	88.2%	88.8%	(0.6) pp	88.6%	88.7%	(0.1) pp
International	79.8%	76.0%	3.8 pp	80.7%	77.5%	3.2 pp
Total	84.4%	83.4%	1.0 pp	85.2%	84.1%	1.1 pp
Passengers (thousand, scheduled & charter)
Domestic	1,786	1,762	1.4%	18,071	16,889	7.0%
International	689	614	12.2%	6,720	5,916	13.6%
Total	2,475	2,376	4.2%	24,791	22,804	8.7%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period performance or its year-over-year comparison will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 246 and its fleet from 4 to 154 aircraft. Volaris offers around 500 daily flight segments on routes that connect 46 cities in Mexico and 34 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.